Mail Stop 3561

June 16, 2008

Mr. Rodney Carter
Chief Financial Officer
Zale Corporation
901 West Walnut Hill Lane
Irving, Texas 75038

      Re: **Zale Corporation**
              Item 4.01 Form 8-K
              Filed May 1, 2008
              File No. 001-04129

Dear Mr. Carter:

      We have completed our review of your Form 8-K and have no further comments at this time.

                    Sincerely,

                    Ta Tanisha Meadows
                    Staff Accountant